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NATIONAL CITY LOGO                                                EXHIBIT (a)(1)

                                        NATIONAL CITY BANK

                                        LOAN SYNDICATIONS
                                        1900 East Ninth Street
                                        Cleveland, OH 44114-3484
                                        (216) 575-3061  Fax (216)
                                        222-7079
                                        E-Mail: david_a_burns@national-city.com

                                        DAVID A. BURNS
                                        Managing Director

May 3, 1999

Mr. Thomas N. Littman
Kirtland Capital Partners III, L.P.
2550 SOM Center Road/Suite 105
Willoughby Hills, OH 44094

Dear Tom,

     You have requested that National City Bank and its affiliates ("National City" or the Agent") enter into certain financing arrangements with Instron Corporation (the "Borrower" or the "Company") to provide the credit facility (the "Credit Facility") described in the attached summary of terms and conditions (the "Summary of Terms and Conditions") totaling $50,000,000, as hereinafter set forth, for the Borrower, subject to the acquisition of a controlling interest in the Borrower by Kirtland Capital Partners III, L.P. ("KCP").

     We are pleased to advise you that, subject to the terms and conditions hereinafter set forth, National City agrees to extend to the Borrower the entire amount of the proposed Credit Facility and act as Administrative, Syndication and Documentation Agent (National City in its capacity as the Administrative, Syndication and Documentation Agent collectively, the "Agent") for the lenders from time to time party thereto (collectively, the "Lenders").

     National City's obligation hereunder is expressly conditioned upon the execution and delivery by the Borrower and National City of a definitive Credit Agreement (the "Credit Agreement"); the execution and delivery of all other instruments and documents required by the Credit Agreement and such other instruments, documents, certificates, opinions, and assurances as National City may require; satisfaction of all of the terms as set forth in the Credit Agreement; and completion of all proceedings in connection with the execution, delivery, and performance of the credit documentation, all in form and substance satisfactory to National City and its counsel.

     The Credit Agreement shall include the terms and conditions set forth herein and as referenced in the Summary of Terms and Conditions, which are not intended to include all terms since final documentation will require further discussions between National City and the Borrower. Without limitation, the extension of the initial advance under the Credit Facility is conditioned upon no material adverse change in the business, assets, condition (financial or otherwise) or results of operations of the Company and its subsidiaries taken as a whole and upon the absence of any event or other circumstance which would, individually or in the aggregate, reasonably be expected to result in any such material adverse change.

     By executing this letter, the Borrower and KCP agree to indemnify and hold harmless National City and its respective officers, directors, employees, affiliates, agents and controlling persons from and against any and all liabilities, losses, claims, obligations, penalties, actions, judgments, suits, damages, costs, expenses or disbursements of any kind or nature whatsoever which any such person may become subject to arising out of or in connection with this letter, the Summary of Terms and Conditions, the Credit Agreement or any claim, litigation, investigation or proceeding relating to any one or more of the foregoing, and to reimburse each of such indemnified parties from time to time upon demand for any legal or other expense incurred in connection with investigating or defending any of the foregoing; provided, however, that the foregoing indemnity will not, as to any indemnified party, apply to losses, claims, damages, liabilities or related expenses to the extent they arise from the willful misconduct or gross negligence of such indemnified party.

     Upon the initial funding of the Credit Agreement, the Borrower shall pay to National City a non-refundable underwriting fee ("Underwriting Fee") equal to 1.0% of the total $50,000,000 Credit Facility. The Borrower shall also pay National City a breakage fee ("Breakage Fee") of $50,000 in the event KCP or the Borrower enters

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into an alternative credit agreement for which National City is not engaged to function as the sole Agent for the purposes of funding the acquisition of the Borrower by KCP. The Borrower shall also pay National City a ticking fee ("Ticking Fee") in the event the Credit Facility is not closed on, or prior to, July 31, 1999. The Ticking Fee shall accrue at a rate of 3/8% per annum on the $50,000,000 Credit Facility. The Ticking Fee shall begin accruing on August 1, 1999 and shall be payable at close. In addition, upon execution of the Credit Agreement, the Borrower shall also pay, and continue to pay, National City an Administrative Agent's fee of $25,000 per annum, payable quarterly in advance.

     National City shall be reimbursed by the Borrower from time to time upon request for all out-of-pocket expenses which it may incur in the negotiation, preparation, due diligence, execution and delivery of this letter, the Credit Agreement, and other documentation, and any assignment of its interests hereunder or participation interest herein or while otherwise performing services. These expenses include, but are not limited to, fees and expenses of any of the Agent's legal counsel, title and survey companies, appraisers, environmental consultants and other consultants (collectively, the "Agent's Consultants") which will be passed through directly to the Borrower. Reimbursement of the Agent's out-of-pocket expenses, including, without limitation, the fees and expenses of the Agent's Consultants, shall not be contingent upon closing under the Credit Agreement.

     In connection with the syndications efforts of the Agent, the Borrower agrees to provide the Agent, their legal counsel and consultants with such information and access to the Borrower's officers, directors, employees, accountants, and legal counsel as may be reasonably requested for the purposes of preparing an Information Memorandum or like presentation package (the "Memorandum") or as otherwise needed by the Agent for purposes of completing the syndication as determined by the Agent in its sole discretion.

     This commitment letter is solely for the benefit of the Borrower and KCP and no other person shall obtain any rights hereunder or be entitled to rely or claim reliance upon the terms and conditions hereof or in any documents delivered pursuant hereto. This commitment letter may not be assigned by the Borrower or KCP and no rights of the Borrower or KCP hereunder may be transferred without prior written consent of the Agent. Subject to the attached Summary of Terms and Conditions and the final definitive Credit Agreement, the Agent may elect to (a) assign a portion of their respective rights and obligations hereunder so that the permitted assignee or assignees thereof may become parties to the Credit Agreement and (b) arrange for the sale or assignment to other permitted banks of participation interests of their commitments hereunder and/or loans made by them as contemplated hereby. In the event of any assignment referred to in (a) above, the assignor shall be released of all obligations assumed by the assignee.

     This commitment letter shall not be binding unless it is accepted by the KCP on or before May 7, 1999. If Kirtland Capital Partners III, L.P. accepts this commitment on or before such date, an authorized officer should execute a copy of this letter and return it to National City. Unless so accepted, this letter will expire and will not be effective for any purpose. Subject to the terms and conditions of this letter, the Agent shall be obligated hereunder only if the Credit Agreement is executed on or before November 30, 1999.

                                          Very truly yours,

                                          NATIONAL CITY BANK

                                          By: /s/ DAVID A. BURNS
                                            ------------------------------------
                                            Name: David A. Burns
                                            Title:  Managing Director

                                          Accepted and agreed this 6th day of
                                          May, 1999

                                          KIRTLAND CAPITAL PARTNERS III, L.P.

                                          By: Kirtland Partners Ltd.

                                          By: /s/ THOMAS N. LITTMAN
                                            ------------------------------------
                                            Name: Thomas N. Littman
                                            Title: Vice President

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                              INSTRON CORPORATION
                        SUMMARY OF TERMS AND CONDITIONS

BORROWER Instron Corporation, Instron Holdings, Ltd., Instron GmbH and other subsidiaries of Instron Corporation as applicable (collectively, the "Company" or the "Borrower").

GUARANTORS                       All material non-borrowing subsidiaries as
                                 applicable [TBD].

AGENT                            National City Bank ("National City" or the
                                 "Agent").

LENDERS A group of lenders selected by National City in consultation with the Borrower (collectively, together with the Agent in its capacity as a lender, the "Lenders").

SYNDICATION MANAGEMENT           The agent will, in consultation with the
                                 Borrower, manage all aspects of the Syndication including the amounts offered to potential lenders and the acceptance of commitments.

ALLOCATIONS                      The Agent shall, in consultation with the
                                 borrower, allocate the commitments received form the Lenders

CREDIT FACILITY                  $50,000,000 Senior Secured Revolving Credit
                                 Facility with a $[TBD] sublimit for the
                                 issuance of Standby Letters of Credit and a $[TBD] United States dollar denominated sublimit for borrowings denominated in British
                                 Pounds Sterling, German Deutsche Marks, Euros or other liquid currency as approved by the Agent.

                                 (The "Credit Facility.")

PURPOSE Refinance existing debt, support working capital needs, and general corporate purposes.

MATURITY                         Six years from the date of closing.

COLLATERAL                       First priority perfected lien on all personal
                                 property, including, but not limited to, receivables, inventory, equipment, furniture, fixtures, improvements, real property and intangibles. First priority perfected lien on 100% of the common stock of the borrowers present and subsequently acquired domestic subsidiaries and on 65% of the common stock of the borrowers present and subsequently acquired foreign subsidiaries. Perfection of real property limited to filing of mortgages only.

REPAYMENT                        At maturity. Until maturity, the Company may
                                 borrow, repay, and re-borrow an amount not to exceed the maximum commitment.

MANDATORY REDUCTIONS             100% of the net proceeds of any additional
                                 material indebtedness in excess of specified baskets [TBD].

                                 100% of the net proceeds of additional equity, excluding equity issued in conjunction with acquisitions or management incentive plans.

                                 100% of the net proceeds of the sale of assets outside the ordinary course of business.

                                 100% of the proceeds of any material recovery event.

VOLUNTARY REDUCTIONS             Commitments under the Credit Facility may be
                                 reduced or terminated, in whole or in part, at the Company's option, subject to

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                                 reimbursement of any costs associated with
                                 prepayments of LIBOR/ Reference Rate advances or any other provisions contained in the credit agreement. Voluntary reductions of commitments under the Credit Facility will be in minimum amounts of $5,000,000.

INTEREST RATES, UNUSED FEES,
AND LETTER OF CREDIT FEES        Outstanding amounts will accrue interest
                                 according to the following pricing alternatives plus an applicable borrowing margin (the
                                 "Applicable Borrowing Margin"), as selected by the Borrower:

                                 Base Rate Option: The Alternate Base Rate
                                 ("ABR") is the higher of the Administrative
                                 Agent's Prime Rate or the Federal Funds Rate plus 1/2%. Interest on the ABR borrowings is calculated on an actual/365 or 366 day basis and is payable quarterly.

                                 LIBOR/Reference Rate Option: Interest on
                                 LIBOR/Reference Rate borrowings is calculated on an actual/360 day basis and is payable the earlier of quarterly or on the last day of each interest rate period. LIBOR/Reference Rate advances will be available for periods of one, two, three, or six months. LIBOR/Reference Rate pricing will be adjusted for any statutory reserves.

                                 Unused Fees shall be payable quarterly in arrears based upon the average daily unused amount of the Credit Facility.

                                 The Company may have no more than [TBD]
                                 borrowing tranches, including the ABR tranche, at any one time.

                                 The Company shall pay Standby Letter of Credit fees equal to the then-applicable spread above the LIBOR/Reference Rate on the aggregate face amount of Standby Letters of Credit issued under the Credit Facility. In addition, the Company shall pay a Letter of Credit facing fee of 1/8% to the fronting bank, payable quarterly in arrears.

                                 Subsequent to an Event of Default which
                                 continues beyond any applicable cure period, outstandings shall bear interest at 2% over the rate of interest applicable under the ABR pricing option and Letter of Credit fees shall be 2% above the otherwise applicable Letter of Credit fees.

PRICING The Applicable Borrowing Margin (as expressed in basis points) for the Credit Facility will be based upon a grid determined by the Borrower's consolidated ratio of Total Indebtedness to EBITDA, as measured on a rolling four quarter basis, as attached in Exhibit A.

INTEREST RATE PROTECTION         At the Borrowers option. Any institution
                                 providing such interest rate protection must be reasonably acceptable to the Agent. Such institution may be granted a security interest in the Collateral which is pari passu with that of the Lenders to the extent of such institution's credit exposure. Such institution shall calculate its credit exposure in a reasonable and customary manner.

                                 Documentation for interest rate protection shall conform to ISDA standards and must be acceptable to the Agent with respect to inter-creditor issues.

YIELD PROTECTION                 The Company shall pay the Lenders such
                                 additional amounts as will compensate the Lenders in the event applicable law, or change in

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                                 law, subjects the Lenders to reserve
                                 requirements, capital requirements, taxes
                                 (except for taxes on the overall net income of the Lenders), or other charges which increase the cost or reduce the yield to the Lenders, under customary yield protection provisions.

REPRESENTATIONS AND WARRANTIES    a. Organization and qualification.

                                  b. Capitalization and ownership.

                                  c. Use of proceeds.

                                  d. Subsidiaries.

                                  e. Solvency.

                                  f. Power and authority.

                                  g. Validity, binding effect, and
                                     enforceability.

                                  h. No conflict.

                                  i. Absence of litigation.

                                  j. Title to properties.

                                  k. Accuracy of financial statements.

                                  l. No Material Adverse Change

                                  m. Margin stock.

                                  n. Full disclosure.

                                  o. Payment of taxes.

                                  p. Consents and approvals.

                                  q. No Event of Default; compliance with
                                     instruments.

                                  r. Patents, trademarks, copyrights, and
                                     licenses.

                                  s. Security interests.

                                  t. Mortgage liens.

                                  u. Status of pledged collateral.

                                  v. Insurance.

                                  w. Compliance with laws.

                                  x. Material contracts.

                                  y. Investment Company Act.

                                  z. Plans and benefit arrangement.

                                 aa. Employment matters.

                                 bb. Environmental matters.

                                 cc. Senior Debt status.

                                 dd. Year 2000

                                 Other Representations and Warranties as
                                 appropriate.

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CONDITIONS PRECEDENT TO
LENDING Receipt by the Agent of the following, in form and substance satisfactory to the Agent and the
                                 Lenders:

                                  a. Closing certificate as to accuracy of
                                     Representations and Warranties, compliance with covenants, and absence of an Event of Default or Potential Event of Default.

                                  b. Certified resolutions, incumbency
                                     certificate, and corporate documents.

                                  c. All regulatory approvals and licenses,
                                     absence of any legal or regulatory
                                     prohibitions or restrictions.

                                  d. Delivery of all definitive organizational
                                     and financing documents and evidence of
                                     filing of all collateral documents.

                                  e. Delivery of satisfactory legal opinion(s)
                                     of counsel.

                                  f. No material adverse change.

                                  g. No material litigation.

                                  h. Evidence of required insurance.

                                  i. Payment of all fees and expenses subject
                                     to reimbursement.

                                  j. Maximum amount drawn under the Credit
                                     Facility at close of $30,000,000,
                                     including outstanding Letters of Credit.

                                  k. Delivery of a commitment for subordinated
                                     indebtedness under terms and conditions
                                     acceptable to the Agent which are not
                                     materially different from those contained in the Donaldson, Lufkin & Jenrette ("DLJ") Summary of Terms and Conditions presented to the Agent for a maximum amount of $100,000,000. In no event shall the terms and conditions of any other loan be more restrictive than those of the Credit Facility.

                                  l. Purchase of Instron Corporation by
                                     Kirtland Capital Partners III L.P. for an amount not to exceed a corporate value of $173,000,000.

                                  m. Solvency and fairness opinions in form and
                                     substance satisfactory to the Agent.

                                 Other Conditions Precedent to Lending as appropriate.

REPORTING REQUIREMENTS            a. Provide within 45 days after each of the
                                     first three fiscal quarters consolidating and consolidated balance sheets and consolidating and consolidated statements of income, retained earnings, and cash flow, together with a Certificate of Compliance from the Chief Executive Officer, President, or Chief Financial Officer of the Company.

                                  b. Provide within 90 days after each fiscal
                                     year end consolidating and consolidated
                                     audited balance sheets and consolidating and consolidated audited statements of income, retained earnings, and cash flow, together with (i) a report of an independent certified public accountant reasonably satisfactory to the Agents,
                                     (ii) any management letters of such
                                     accountants addressed to the Company, and
                                     (iii) a Certificate of Compliance

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from the Chief Executive Officer, President, or Chief Financial Officer of the
Company.

                                  c. Provide budgets and forecasts.

                                  d. Notice of default.

                                  e. Other information as reasonably requested.

                                 Other Reporting Requirements as appropriate.

AFFIRMATIVE COVENANTS            Usual and customary for facilities of this
                                 nature including, but not limited to:

                                  a. Maintenance of books, records and
                                     inspections.

                                  b. Maintenance of insurance.

                                  c. Payment of taxes.

                                  d. Preservation of corporate existence, rights
                                     and authority.

                                  e. Maintenance of properties and equipment.

                                  f. Compliance with statutes including
                                     environmental laws.

                                  g. Any material subsidiary created or acquired
                                     subsequent to the closing of the Credit
                                     Facilities will be added as a guarantor and appropriate stock pledges will be obtained.

                                 Other Affirmative Covenants as appropriate.

NEGATIVE COVENANTS               Usual and customary for transactions of this
                                 nature, including, but not limited to, the following: dividends, change of control, capital expenditures, asset divestitures, liens, acquisitions and business combinations, transactions with affiliates, prepayment of other indebtedness, and additional indebtedness.

                                 Financial covenants including, but not limited to, the following:

                                 Minimum ratio of Earnings Before Interest and Taxes to Cash Interest Expense ("EBIT to Interest"), as measured on a build-up to a rolling four quarter basis at each applicable fiscal quarter end following the close of the transaction of:

                                 09/30/99:  1.80x
                                 12/31/99:  1.80x
                                 12/31/00:  2.00x
                                 12/31/01:  2.25x
                                 12/31/02:  2.50x
                                 12/31/03:  2.75x
                                 12/31/04:  3.00x

                                 Maximum ratio of Total Funded Debt to Earnings Before Interest, Taxes, Depreciation, and Amortization ("Total Funded Debt to

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                                 EBITDA"), as measured on a rolling four quarter
                                 basis at each applicable fiscal quarter end following the close of the transaction of:

                                 09/30/99:   6.00x
                                 12/31/99:   5.50x
                                 12/31/00:   5.00x
                                 12/31/01:   4.75x
                                 12/31/02:   4.50x
                                 Thereafter: 4.50x

                                 Maximum ratio of Total Senior Funded Debt to
                                 Earnings Before Interest, Taxes, Depreciation, and Amortization ("Total Senior Funded Debt to EBITDA"), as measured on a rolling four quarter basis at each applicable fiscal quarter end following the close of the transaction of:

                                 09/30/99:  2.75x
                                 12/31/99:  2.50x
                                 12/31/00:  2.50x
                                 12/31/01:  2.25x
                                 12/31/02:  2.00x

                                 Minimum ratio of Earnings Before Interest,
                                 Taxes, Depreciation, and Amortization to the sum of Interest Expense, Current Portion of Long Term Debt, Capital Expenditures, and Taxes ("Fixed Charge Coverage Ratio"), as measured on a build-up to a rolling four quarter basis at each fiscal quarter end following the close of the transaction of:

                                 12/31/99:   1.05x
                                 12/31/00:   1.05x
                                 12/31/01:   1.10x
                                 Thereafter: 1.10x

                                 Minimum Net Worth of 115% of actual closing Net Worth plus 75% of Net Income going forward, with no deduction for losses, as measured on a quarterly basis.

                                 Minimum level of Earnings Before Interest,
                                 Taxes, Depreciation, and Amortization, as measured on a rolling four quarter basis at each applicable fiscal quarter end following the close of the transaction of:

                                 12/31/99:  $22,500,000
                                 12/31/00:  $25,000,000
                                 12/31/01:  $26,000,000
                                 12/31/02:  $27,000,000
                                 12/31/03:  $28,000,000
                                 12/31/04:  $29,000,000

                                 Maximum Capital Expenditures as measured at the end of each fiscal year of: $8,000,000.

                                 Management and Board of Director Fees limited to $600,000 per annum.

                                 Prohibition on dividends, excluding previously outlined permitted Management Fees.

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                                 Acquisitions limited to enterprises in the same
                                 line of business which have a positive rolling four quarter EBITDA, will be subject to pro-forma covenant compliance at close and will be restricted to total consideration of
                                 $15,000,000 per individual transaction.

                                 Other Negative Covenants as appropriate.
                                 Quarterly covenant levels for all applicable measures [TBD]. Note: All measures of EBITDA will exclude one time charges associated with transaction related expenses associated with the initial acquisition of Instron Corporation by Kirtland Capital Partners III, L.P..

EVENTS OF DEFAULT                 a. Payment default.

                                  b. Breach of Representations and Warranties.

                                  c. Violation of covenant(s).

                                  d. Bankruptcy; insolvency.

                                  e. Material adverse change in the financial
                                     condition, operations or prospects of the Borrower and its subsidiaries.

                                  f. Cross default to other debt.

                                  g. ERISA.

                                 Other Events of Default as appropriate.

REQUIRED LENDERS                 For the purpose of making amendments or waivers
                                 to the Credit Agreement, Required Lenders shall be defined as Lenders whose commitments under the Credit Facilities aggregate at least
                                 66 2/3% of the total Credit Facilities.
                                 However, unless agreed to by all Lenders, no amendment or waiver shall change the principal amount; reduce the rate of interest or fees;
                                 postpone the scheduled payment of any
                                 principal, interest, or fees; release any collateral; or change the definition of Required Lenders.

ASSIGNMENTS AND PARTICIPATIONS   Lenders will be permitted to assign and
                                 participate the Credit Facilities. Assignments will be in minimum amounts of $5,000,000 and assignees will be subject to the consent of the Company and the Agent, with such consent not to be unreasonably withheld. Voting rights to participants will be limited to a change in principal amount; reduction of the rate of interest or fees; postponement of the scheduled payment of any principal, interest, or fees; or release of any collateral. Assignments will be subject to the payment by the assigning Lender of a $3,500 service fee to the Administrative
                                 Agent.

GOVERNING LAW                    State of Ohio.

AGENT'S COUNSEL                  Calfee, Halter & Griswold LLP

THIS TERM SHEET IS DELIVERED TO YOU ON THE UNDERSTANDING THAT ANY OF THE TERMS OF SUBSTANCE HEREUNDER SHALL NOT BE DISCLOSED, DIRECTLY OR INDIRECTLY, TO ANY OTHER PERSON EXCEPT YOUR OFFICERS, AGENTS AND ADVISORS WHO ARE DIRECTLY INVOLVED IN THE CONSIDERATION OF THIS MATTER UNLESS PRIOR WRITTEN CONSENT HAS BEEN GIVEN BY NATIONAL CITY.

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                                   EXHIBIT A

     The Borrowers consolidated ratio of Total Funded Debt to EBITDA, as measured on a rolling four quarter basis, outlined in the following Pricing Grid shall determine the applicable Borrowing Margin on the Credit Facility:

                                  PRICING GRID
                            (BASIS POINTS PER ANNUM)

                                                                          APPLICABLE    APPLICABLE
                                                            COMMITMENT      LIBOR          ABR
                 TOTAL FUNDED DEBT/EBITDA                      FEE          MARGIN        MARGIN
                 ------------------------                   ----------    ----------    ----------
Greater than 4.25x *......................................     50.0         250.0         100.0
Greater than 3.50x & less than or equal to 4.25x..........     45.0         225.0          75.0
Less than or equal to 3.50x...............................     37.5         200.0          50.0

---------------

* Pricing at close. Pricing shall not be reduced below this level for a minimum period of two quarters following closing.

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